Exhibit 4.9

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Emerald Health Therapeutics, Inc. (the “Company”)

PO Box 24076, 4420 West Saanich Road
Victoria, British Columbia V8Z 7E7

Item 2.	Date of Material Change

February 8, 2018 and February 14, 2018

Item 3.	News Release

A news release was disseminated on February 8, 2018 and February 14, 2018 through GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

The Company announced that, on February 8, 2018, it entered into a binding term sheet with a single Canadian institutional accredited investor (the “Investor”) under which the Investor agreed to purchase 3,000,000 units of the Company (the “Units”) at a price of $6.00 per Unit for total gross proceeds of $18,000,000 (the “Offering”). The Investor also agreed to purchase from Emerald Health Sciences Inc. (“Sciences”), a control person of the Company, 2,000,000 Common Shares held by Sciences at a price of $6.00 per share (the “Secondary Sale”).

The Company announced that, on February 14, 2018, it closed the Offering. Pursuant to the Offering, the Company issued 3,000,000 Units at a price per Unit of $6.00, for gross proceeds of $18,000,000.

Item 5.	Full Description of Material Change

The Company announced that, on February 14, 2018, it closed its Offering with the Investor as announced on February 8, 2018. Pursuant to the Offering, the Company issued 3,000,000 Units at a price per Unit of $6.00 for gross proceeds of $18,000,000.

Each Unit consisted of one common share of the Company and one common share purchase warrant (a “Warrant”). Each Warrant will entitle the Investor to acquire one common share of the Company (a “Warrant Share”) at a price of $7.00 per Warrant Share for a period of six months following the closing of the Offering, subject to accelerated expiry provisions.

The Units were offered by way of a shelf prospectus supplement filed in all of the provinces of Canada, except Quebec, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions.

The Company intends to use the net proceeds of the Offering for its production and R&D-related growth plans, working capital and general corporate purposes.

In connection with the Offering, the Investor also exercised 3,000,000 warrants of the Company. These warrants, issued by the Company to the Investor on January 9, 2018, were exercised at a price of $6.00 per Common Share.

The Secondary Sale closed concurrently with the closing of the Offering.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Chris Wagner

Chief Executive Officer

Telephone: 1.800.757.3536 ext.720

Item 9.	Date of Report

February 26, 2018

- 2 -